787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

January 20, 2023

VIA EDGAR

Deborah L. O’Neal, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Bond Fund, Inc. – BlackRock Total Return Fund
Post-Effective Amendment No. 74 under the Securities Act of 1933 and Amendment No. 70 under the Investment Company Act of 1940 to Registration Statement on Form N-1A
(File Nos. 002-62329 and 811-02857)

Dear Ms. O’Neal:

On behalf of BlackRock Bond Fund, Inc. (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on January 4, 2023 regarding Post-Effective Amendment No. 74 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 70 under the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Commission on November 17, 2022, with respect to BlackRock Total Return Fund (the “Fund”), a series of the Registrant.

The Staff’s comments have been restated below in italicized text. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. A Post-Effective Amendment to the Registration Statement (the “Amendment”), which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

BRUSSELS     CHICAGO     FRANKFURT     HOUSTON     LONDON     LOS ANGELES     MILAN

NEW YORK     PALO ALTO     PARIS     ROME     SAN FRANCISCO     WASHINGTON

January 20, 2023

Comment No. 1:	Please add disclosure indicating whether the Fund’s investment objective of realizing a total return that exceeds that of the Bloomberg U.S. Aggregate Bond Index is measured before or after fees and expenses.

Response No. 1:	The Registrant will add the following sentence to the section of the Fund’s Prospectuses entitled “Details About the Fund – How the Fund Invests – Investment Objective” and the section of the Fund’s Statement of Additional Information entitled “Investment Objective and Policies”: The Fund seeks to realize a total return that exceeds that of the Bloomberg U.S. Aggregate Bond Index before the fees and expenses of the Fund.

Comment No. 2:	In the subsection in the Fund’s Prospectuses entitled “Fund Overview – Key Facts About BlackRock Total Return Fund – Fees and Expenses of the Fund,” please provide a more detailed description of the “certain other Fund expenses” that are excluded from the Fund’s contractual fee waivers and/or expense reimbursements discussed in the applicable footnote to the fee tables.

Response No. 2:	The Registrant respectfully declines to add the requested disclosure and notes that the disclosure provided in response to Item 10 of Form N-1A in the section of the Fund’s Prospectuses entitled “Management of the Fund – BlackRock” includes additional detail regarding the “certain other Fund expenses” and other types of expenses excluded from the Fund’s contractual fee waivers and/or expense reimbursements.

Comment No. 3:	Please confirm there will be no reimbursement of fees waived pursuant to the waivers described in the footnotes to the fee tables in the subsection in the Fund’s Prospectuses entitled “Fund Overview – Key Facts About BlackRock Total Return Fund – Fees and Expenses of the Fund.”

Response No. 3:	The Registrant confirms that fees waived pursuant to the fee waivers described in the above-referenced subsection are not subject to recoupment by the investment adviser.

Comment No. 4:	Because the Fund’s portfolio turnover rate is greater than 100 percent, please disclose if frequent and active trading is a principal investment strategy, and, if so, please add relevant risk disclosure.

Response No. 4:	The Fund will add the following disclosure to its principal investment strategies: “The Fund may engage in active and frequent trading of portfolio securities to achieve its primary investment strategies.” The Registrant notes that “High Portfolio Turnover Risk” is already disclosed as a principal risk.

Comment No. 5:	In light of the Fund’s additional investment limitation of “investing up to 25% of its total assets in the Subsidiary,” please confirm that the investment percentage limits disclosed under the Fund’s principal investment strategies are correct.

January 20, 2023

Response No. 5:	The Registrant confirms that the Fund looks through to the assets held in the Subsidiary for purposes of calculating compliance with its investment policies. The Registrant notes that this approach is disclosed in the Fund’s prospectus in the section entitled “Details About the Fund – Principal Investment Strategies”: “The Subsidiary (unlike the Fund and the Master Portfolio) may invest without limitation in commodity-related instruments. However, the Subsidiary is otherwise subject to the same fundamental, non-fundamental and certain other investment restrictions as the Fund and the Master Portfolio. The Fund will limit its investments in the Subsidiary to 25% of its total assets. The Subsidiary is managed pursuant to compliance policies and procedures that are the same, in all material respects, as the policies and procedures adopted by the Fund. As a result, BlackRock, in managing the Subsidiary’s portfolio, is subject to the same investment policies and restrictions that apply to the management of the Fund, and, in particular, to the requirements relating to portfolio leverage, liquidity, brokerage, and the timing and method of the valuation of the Subsidiary’s portfolio investments and shares of the Subsidiary. . . .The Fund and Subsidiary test for compliance with certain investment restrictions on a consolidated basis....” (emphasis added).

Comment No. 6:	The Investment Management Agreement with the Subsidiary was not filed with the Registrant’s Registration Statement. Please provide the Investment Management Agreement with the Subsidiary to the Staff before filing the Amendment.

Response No. 6:	The Registrant notes that the Investment Management Agreement between the Subsidiary and BlackRock was filed with Amendment No. 27 to the Registration Statement on Form N-1A of Master Bond LLC on March 30, 2022 and was not filed with the Fund’s Registration Statement because the Subsidiary is wholly owned by the Master Portfolio, not the Fund. The Investment Management Agreement with the Subsidiary was provided supplementally to the Staff via email on January 20, 2023.

Comment No. 7:	Please confirm that the Subsidiary and its board of directors will agree to inspection by the Staff of the books and records of the Subsidiary, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response No. 7:	The Registrant confirms that the Subsidiary and its board of directors will agree to inspection of the Subsidiary’s books and records by the Staff.

Comment No. 8:	Please confirm that the Subsidiary and its board of directors will agree to designate, or already have designated, an agent for service of process in the United States.

January 20, 2023

Response No. 8:	The Registrant confirms that the Subsidiary and its board of directors have designated an agent for service of process in the United States.

Comment No. 9:	Please confirm that the Subsidiary’s management fees (including any performance fee) and the Subsidiary’s expenses will be included in the “Other Expenses” line item in the fee table of the Fund’s Prospectus.

Response No. 9:	As noted in the Prospectus, BlackRock will not receive separate compensation from the Subsidiary for providing it with investment management or administrative services. However, the Fund pays BlackRock based on the Fund’s assets, including the assets invested in the Subsidiary. The Subsidiary’s expenses will be shown as a subcategory of “Other Expenses” in the Fund’s fee table and therefore will be reflected in the “Other Expenses” line item in the fee table.

Comment No. 10:	Please disclose that the Fund does not intend to create or acquire primary control of any entity not registered as an investment company under the 1940 Act which primarily engages in investment activities in securities or other assets, other than entities wholly owned by the Fund. For purposes of this comment, “primarily controlled” means (1) the registered fund controls the unregistered entity within the meaning of Section 2(a)(9) of the 1940 Act, and (2) the registered fund’s control of the unregistered entity is greater than that of any other person.

Response No. 10:	The Registrant respectfully declines to add the requested disclosure, as it does not reflect a policy adopted by the Fund or required by the 1940 Act and is not relevant to the Fund’s investment strategies described in the Fund’s Prospectuses.

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Please do not hesitate to contact me at (212) 728-3953 if you have comments or if you require additional information regarding the Fund.

Respectfully submitted,

/s/ Nicole M. Ventura

Nicole M. Ventura

cc:	Jessica A. Holly, Esq., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

Bissie K. Bonner, Esq., Willkie Farr & Gallagher LLP